UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Press Release

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Highlights

The main figures obtained by Bradesco in the first quarter of 2010 are presented below:

1. Adjusted Net Income(1) in the first quarter of 2010 was R$2.147 billion (an increase of 9.8% from R$1.956 billion in the first quarter of 2009), corresponding to earnings per share of R$2.27 accrued over twelve months and Return on Average Shareholders’ Equity(2) of 22.2%.

2. Adjusted Net Income was composed of R$1.444 billion from financial activities, which represented 67% of the total, and R$703 million from insurance, private pension and savings bond operations, which accounted for 33% of the total.

3. Bradesco’s market capitalization stood at R$100.885 billion(3) on March 31, 2010, with the preferred shares gaining 60.5%(4) in the last twelve months.

4. Total Assets stood at R$532.626 billion in March 2010, an increase of 10.5% from the balance in the first quarter of 2009. Return on average assets was 1.7% in the quarter.

5. The Total Loan Portfolio(5) stood at R$235.238 billion in March 2010, up 10.4% from the first quarter of 2009. Operations with individuals totaled R$86.012 billion (up 16.7%), while operations with companies totaled R$149.226 billion (up 7.1%).

6. Total Assets under Management stood at R$739.894 billion, an increase of 15.5% from March 2009.

7. Shareholders’ Equity was R$43.087 billion in March 2010, increasing by 22.0% from the ending balance in the same period a year earlier. The Capital Adequacy Ratio (Basel II) stood at 16.8% in March 2010, 14.3% of which under Tier I Capital.

8. In the first quarter of 2010, Interest on Shareholders’ Equity and Dividends in the amount of R$2.498 billion were paid and provisioned, of which R$746 million was related to income generated in the period and R$1.752 billion to income from fiscal year 2009.

9. The Efficiency Ratio(6) stood at 41.2% in March 2010 (42.5% in March 2009), increasing by 1.3 p.p. in the period.

10. Insurance Premiums written, Social Security Contributions and Savings Bonds Revenue reached a total of R$7.196 billion in the first quarter of 2010. Technical provisions reached the high level of R$77.685 billion, representing 31.8% of Brazil’s insurance industry (period: January 2010). Bradesco’s Insurance Group serves nearly 34 million clients, participants and insured individuals.

11. Investments in infrastructure, technology and telecommunications amounted to R$765 million in the first quarter of 2010.

12.Taxes and contributions, including social security, paid or provisioned, amounted to R$3.197 billion, of which R$1.360 billion corresponding to taxes withheld and collected from third-parties and R$1.837 billion calculated based on the activities of Bradesco Organization in the first quarter of 2010, equivalent to 85.6% of Adjusted Net Income.

13. Banco Bradesco has an extensive distribution network in Brazil, with 6,106 Branches, PABs mini-branches and PAAs (3,455 Branches, 1,200 PABs and 1,451 PAAs). Customers can also make use of the 1,564 PAEs, 30,909 ATMs in the Bradesco Dia&Noite (Day&Night) network, 21,501 Bradesco Expresso service points, 6,110 Banco Postal (Postal Bank) branches and 7,863 ATMs in the Banco24Horas (24HourBank) network.

14. In the first quarter of 2010, employee payroll plus charges and benefits totaled R$1.795 billion. Social benefits provided to the 85,893 employees of the Bradesco Organization and their dependents amounted to R$417.442 million, while investments in training and development programs totaled R$11.469 million.

(1) According to the non-recurring events described on page 8 of the Report on Economic and Financial Analysis; (2) Excludes the asset valuation adjustments recorded under Shareholders’ Equity; (3) or R$112.189 billion, considering the total number of shares (less treasury shares) x closing quote of preferred shares on the last day of the period (most liquid share); (4) Considers reinvestment of dividends/interest on shareholders’ equity; (5) Includes Sureties and Guarantees, advances of credit cards receivables and loan assignments (receivables-backed investment funds and mortgage-backed receivables); (6) In last twelve months.

15.Bradesco, helping to capitalize companies, intermediated through Banco Bradesco BBI S.A. issuances of primary and secondary shares, debentures, promissory notes, mortgage-backed securities and receivables-backed investment funds, which amounted to R$6.980 billion in the period, representing 45.1% of the total volume of these issuances registered at the Securities and Exchange Commission of Brazil (CVM). Bradesco also registered strong volumes of project finance and structured operations, and was responsible for the origination, distribution and management of clients’ assets, cash flows and financial inventories.

16.Main Awards and Recognitions in the period:

· Bradesco was the leading bank in the 7th edition of the survey Companies that Most Respect the Consumer (Consumidor Moderno magazine and Shopper Experience);

· Bradesco ranked 1st in the new quality ranking of companies with the best customer service in 2009 (Exame magazine, in partnership with the Brazilian Customer Relations Institute);

· Bradesco won, for the second consecutive year, the International Golden Peacock Global Award for Corporate Social Responsibility 2010, which is only awarded to companies that adopt the best corporate social responsibility practices;

· Bradesco was the only Brazilian bank included in the ten most valuable brands in the world among financial institutions, with the brand worth US$13.3 billion (Global Banking 500 - Brand Finance/The Banker magazine);

· Bradesco won the International Technology Application of the Year - Transpromo award for the study case Application to Checking Account Statements (Xplor International);

· The Bradesco Brazil Bond Fund – Dividend Focus Fund was selected the best investment fund of the year in the category Brazilian fixed-income securities (MorningStar);

· Bradesco Corretora ranked first in an annual survey of institutions with the best stock recommendations for components of the Morgan Stanley Capital International index (MSCI) - Emerging Markets Free Latin America stock; and

· Bradesco was the best Brazilian company in the Canadian Corporate Knight ranking of the 100 most sustainable companies in the world.

17. Bradesco’s sustainability actions are divided into three pillars: (i) Sustainable Finances, with a focus on banking inclusion, social and environmental variables for loan approvals and offering social and environmental products; (ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and (iii) Social and Environmental Investments, focused on education, the environment, culture and sports. The highlight in this area is Fundação Bradesco, which for 53 years has been developing a broad social and educational program that operates 40 schools across Brazil. In 2010, a R$268.010 million budget will provide over 662 thousand services, of which 112 thousand were provided to students in its own schools. In addition, the over 50 thousand students enrolled in basic education also receive, at no charge, uniforms, school materials, food and medical and dental care. Over 550 thousand students will be served through the Virtual School, its e-learning portal, through the Digital Inclusion Centers (CIDs) and through programs conducted under strategic partnerships, like Educa+Ação.

Main Information

	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08	Variation %
									1Q10 x 4Q09	1Q10 x 1Q09
Statement of Income for the Period - R$ million
Net Income	2,103	2,181	1,811	2,297	1,723	1,605	1,910	2,002	(3.6)	22.1
Adjusted Net Income	2,147	1,839	1,795	1,996	1,956	1,806	1,910	2,002	16.7	9.8
Total Financial Margin	7,689	7,492	7,587	7,560	7,115	5,924	5,674	5,959	2.6	8.1
Gross Loan Financial Margin	5,630	5,373	5,150	4,979	4,576	4,256	4,081	3,969	4.8	23.0
Net Loan Financial Margin	3,442	2,678	2,242	1,861	1,814	2,368	2,410	2,217	28.5	89.7
Expenses with Allowance for Loan Losses	(2,188)	(2,695)	(2,908)	(3,118)	(2,762)	(1,888)	(1,671)	(1,752)	(18.8)	(20.8)
Fee and Commission Income	3,124	3,125	2,857	2,911	2,723	2,698	2,698	2,657	(0.0)	14.7
Administrative and Personnel Expenses	(4,767)	(4,827)	(4,485)	(4,141)	(4,007)	(4,230)	(4,019)	(3,777)	(1.2)	19.0
Premiums fromInsurance, Private Pension Plans Contribution	7,196	8,040	6,685	6,094	5,514	6,204	5,822	5,756	(10.5)	30.5
and Income fromSavings Bonds
Balance Sheet - R$ million
Total Assets	532,626	506,223	485,686	482,478	482,141	454,413	422,662	403,232	5.2	10.5
Securities	157,309	146,619	147,724	146,110	130,816	131,598	132,373	118,956	7.3	20.3
Loan Operations (1)	235,238	228,078	215,536	212,768	212,993	213,602	195,604	180,123	3.1	10.4
- Individuals	86,012	82,085	75,528	74,288	73,694	73,646	69,792	65,622	4.8	16.7
- Corporate	149,226	145,993	140,008	138,480	139,299	139,956	125,812	114,501	2.2	7.1
Allow ance for Loan Losses (PLL)	(15,836)	(16,313)	(14,953)	(13,871)	(11,424)	(10,263)	(9,136)	(8,652)	(2.9)	38.6
Total Deposits	170,722	171,073	167,987	167,512	169,104	164,493	139,170	122,752	(0.2)	1.0
Technical Provisions	77,685	75,572	71,401	68,829	66,673	64,587	62,888	62,068	2.8	16.5
Shareholders' Equity	43,087	41,754	38,877	37,277	35,306	34,257	34,168	33,711	3.2	22.0
Funds Raised and Managed	739,894	702,065	674,788	647,574	640,876	597,615	570,320	550,582	5.4	15.5
Performance Indicators (%) on Adjusted Net Income (except when otherwise stated)
Adjusted Net Income per Share - R$ (2)	2.27	2.22	2.24	2.27	2.27	2.25	2.27	2.25	2.3	-
Book Value per Share (Common and Preferred) - R$	12.60	12.21	11.53	11.04	10.46	10.15	10.12	9.98	3.2	20.4
Annualized Return on Average Shareholders' Equity (3)(4)	22.2	20.3	21.5	23.3	24.1	23.8	25.4	27.2	1.9 p.p	(1.9) p.p
Annualized Return on Average Assets (4)	1.7	1.6	1.6	1.7	1.7	1.9	2.0	2.1	0.1 p.p	0.0 p.p
Average Rate - (Adjusted Financial Margin / Total Average	8.1	8.1	8.3	8.2	7.8	7.0	7.4	8.4	0.1 p.p	0.3 p.p
Assets - Repos - Permanent Assets) Annualized
Fixed Assets Ratio - Total Consolidated	19.8	18.6	15.4	15.1	14.1	13.5	17.6	16.2	1.2 p.p	5.7 p.p
Combined Ratio - Insurance (5)	85.2	85.3	88.9	85.5	86.2	89.7	84.4	84.9	(0.1) p.p	(1.0) p.p
Efficiency Ratio (ER) (2)	41.2	40.5	40.9	41.5	42.5	43.3	43.0	42.6	0.7 p.p	(1.3) p.p
Coverage Ratio (Fee and Commission Income/Administrative	66.0	66.5	66.4	67.3	67.2	68.4	70.4	72.7	(0.5) p.p	(1.2) p.p
and Personnel Expenses)(2)
Market Capitalization - R$ million (6)	100,885	103,192	98,751	81,301	65,154	65,354	88,777	95,608	(2.2)	54.8
Loan Portfolio Quality % (7)
PLL / Loan Portfolio	8.0	8.5	8.3	7.7	6.3	5.7	5.5	5.6	(0.5) p.p	1.6 p.p
Non-Performing Loans (> 60 days (8) / Loan Portfolio)	5.3	5.7	5.9	5.6	5.2	4.4	4.0	4.1	(0.5) p.p	0.1 p.p
Delinquency Ratio (> 90 days (8) / Loan Portfolio)	4.4	4.9	5.0	4.6	4.2	3.4	3.4	3.4	(0.5) p.p	0.3 p.p
Coverage Ratio (> 90 days (8))	180.8	174.6	166.5	169.1	152.4	165.6	163.6	165.9	6.2 p.p	28.4 p.p
Coverage Ratio (> 60 days (8))	151.3	148.6	139.4	137.9	122.3	130.7	135.7	136.6	2.7 p.p	29.0 p.p
Operating Limits %
Capital Adequacy Ratio - Total Consolidated (9)	16.8	17.8	17.7	17.0	16.0	16.1	15.6	12.9	(1.0) p.p	0.8 p.p
- Tier I	14.3	14.8	14.3	14.3	13.2	12.9	12.5	10.1	(0.5) p.p	1.1 p.p
- Tier II	2.6	3.1	3.5	2.8	2.9	3.3	3.3	2.9	(0.5) p.p	(0.3) p.p
- Deductions	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.2)	(0.1)	0.0 p.p	0.0 p.p

Main Information

	Mar10	Dec09	Sep09	Jun09	Mar09	Dec08	Sep08	Jun08	Variation %
									Mar10 x Dec09	Mar10 x Mar09
Structural Information - Units
Service Points	46,570	44,577	42,563	41,003	39,275	38,027	35,924	34,441	4.5	18.6
- Branches	3,455	3,454	3,419	3,406	3,375	3,359	3,235	3,193	0.0	2.4
- Advanced Service Branch (PAAs) (10)	1,451	1,371	1,338	1,260	1,183	1,032	902	584	5.8	22.7
- Mini-Branches (PABs) (10)	1,200	1,190	1,194	1,192	1,184	1,183	1,185	1,181	0.8	1.4
- Electronic Service Branch (PAEs) (10)	1,564	1,551	1,539	1,528	1,512	1,523	1,561	1,545	0.8	3.4
- External ATM Network Terminals	3,664	3,577	3,569	3,516	3,389	3,296	3,074	2,904	2.4	8.1
- Banco24Horas ATMNetwork Terminals	6,912	6,486	5,980	5,558	5,068	4,732	4,378	4,153	6.6	36.4
- Banco Postal (Postal Bank)	6,110	6,067	6,038	6,011	5,959	5,946	5,924	5,882	0.7	2.5
- Bradesco Expresso (Correspondent Banks)	21,501	20,200	18,722	17,699	16,710	16,061	14,562	13,413	6.4	28.7
- Bradesco Promotora de Vendas (Correspondent Banks)	702	670	753	822	884	883	1,078	1,561	4.8	(20.6)
- Credicerto Promotora de Vendas (Branches)	-	-	-	-	-	-	13	13	-	-
- Branches/Subsidiaries Abroad	11	11	11	11	11	12	12	12	-	-
ATMterminals	38,772	37,957	37,178	36,430	35,443	34,524	32,942	31,993	2.1	9.4
- Own	30,909	30,657	30,414	30,191	29,764	29,218	28,092	27,362	0.8	3.8
- Banco24Horas	7,863	7,300	6,764	6,239	5,679	5,306	4,850	4,631	7.7	38.5
Credit and Debit Card (11) - in millions	135.6	132.9	88.4	86.3	85.2	83.2	81.6	79.3	2.0	59.2
Employees	85,893	85,548	85,027	85,871	86,650	86,622	85,577	84,224	0.4	(0.9)
Employees and Interns	9,605	9,589	9,606	9,439	9,292	9,077	8,971	8,704	0.2	3.4
Foundations' Employees (12)	3,713	3,654	3,696	3,645	3,674	3,575	3,622	3,607	1.6	1.1
Clients - in millions
Checking Accounts	21.2	20.9	20.7	20.4	20.2	20.1	20.0	19.8	1.4	5.0
Savings Accounts (13)	36.2	37.7	35.1	33.9	34.2	35.8	33.8	32.5	(4.0)	5.8
Insurance Group	33.8	30.8	30.3	29.1	28.6	27.5	26.8	26.0	9.7	18.2
- Policyholders	29.2	26.3	25.8	24.6	24.1	23.0	22.4	21.7	11.0	21.2
- Pension Plan Participants	2.0	2.0	2.0	2.0	2.0	2.0	1.9	1.9	-	-
- Savings Bonds Clients	2.6	2.5	2.5	2.5	2.5	2.5	2.5	2.4	4.0	4.0
Bradesco Financiamentos	3.8	4.0	4.1	4.0	4.2	4.9	4.9	5.0	(5.0)	(9.5)

(1) Includes sureties and guarantees, advances of credit card receivables and credit assignments (receivables-backed investment funds and mortgage-backed receivables);
(2) In last twelve months;
(3) Excludes the asset valuation adjustments recorded under Shareholders’ Equity;
(4) Adjusted Net Income in period;
(5) Excluding additional provisions;
(6) Number of shares (less treasury shares) multiplied by the closing price of the common and preferred shares on the period’s last trading day;
(7) Excludes Sureties and Guarantees, advanced payment of credit card receivables and loan assignments (mortgage-backed receivables and receivables-backed investment funds);
(8) Credits overdue;
(9) (i) As of the third quarter of 2008, calculated in accordance with the new Basel Capital Accord (BIS II). (ii) Excluding: (a) the additional provision that currently comprises the Reference Assets of Tier I Capital, due to CMN Resolution 3,825/09 revoking its use as of April 2010; and (b) the perpetual subordinated debt installment of US$300 million, whose call option was approved by the Central Bank in April 2010 and will adversely impact Tier II, Bradesco’s consolidated adjusted Capital Adequacy Ratio in March 2010 would be 15.7%;
(10) PAB: Branch located on the premises of a company and with Bradesco employees; PAE: ATM located on the premises of a company; PAA: service point located in a municipality without a Bank branch;
(11) Includes Prepaid, Private Label, Pague Fácil and Banco Ibi as of the fourth quarter of 2009;
(12) Comprises Fundação Bradesco, Digestive System and Nutritional Disorder Foundation (Fimaden) and Bradesco Sports Association (ADC Bradesco); and
(13) Number of accounts.

Ratings

Main Ratings

Fitch Ratings
International Scale							Domestic Scale
Individual	Support	Domestic Currency		Foreign Currency			Domestic
B/C	3	Long-Term BBB +	Short-Term F2	Long-Term BBB		Short-Term F2	Long-Term AAA (bra)	Short-Term F1 + (bra)

Moody´s Investors Service
Financial Strength	International Scale						Domestic Scale
B -	Foreign Currency Debt	Domestic Currency Deposit		Foreign Currency Deposit			Domestic Currency
	Long-Term	Long-Term	Short-Term	Long-Term		Short-Term	Long-Term	Short-Term
	Baa2	A1	P - 1	Baa3		P-3	Aaa.br	BR - 1

Standard & Poor's						R&I Inc.	Austin Rating
International Scale - Counterparty Rating				Domestic Scale		International Scale	Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Counterparty Rating		Issuer Rating		Long- Term	Short- Term
Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	BBB -	AA	AAA	A -1
BBB	A - 3	BBB	A - 3	brAAA	brA - 1

Book Net Income vs. Adjusted Net Income

The main non-recurring events that influenced book net income in the quarters are presented below in a comparative chart:

	R$ million
	1Q10	4Q09	1Q09
Net Income - Book	2,103	2,181	1,723
Non-Recurring Events	44	(342)	233
- Additional PLL	-	-	177
- Records of Tax Credits	(242)	-	-
- Provision for Tax Contingencies	397	-	-
- Provision for Civil Contingencies - Economic Plans	36	111	176
- Law 11,941/09 (REFIS) (1)	-	(388)	-
- Other (2)	-	(23)	-
- Tax Effects	(147)	(42)	(120)
Adjusted Net Income	2,147	1,839	1,956
ROAE %	21.7%(*)	21.4%(*)	21.0%(*)
ROAE (ADJUSTED) %	22.2%(*)	20.3%(*)	24.1% (*)

(*) Annualized ROAE;
(1) Net effect from the payment of taxes under the amnesty program for settlement of tax debits through cash and installment payments under Law 11,941/09 (REFIS); and
(2) R$60 million relative gain from the IPO of Laboratório Fleury obtained through our affiliate Integritas Participações, R$64 million in expenses with impairment testing, R$26 million in allowance for investment losses, and gross gain of R$53 million from the partial divestment of Cetip.

Summarized Analysis of Adjusted Income

To provide a better understanding, comparison and analysis of Bradesco’s results, we use the Adjusted Statement of Income for the analyses and comments contained in this Report on Economic and Financial Analysis, which is obtained from adjustments made to the Book Statement of Income, which is detailed at the end of this Press Release. We emphasize that the Adjusted Statement of Income will be the base used for the analysis and comments of chapters 1 and 2 of this report.

	R$ million
	Adjusted Statement of Income
	1Q10	4Q09	Variation		1Q10	1Q09	Variation
			1Q10 x 4Q09				1Q10 x 1Q09
			Amount	%			Amount	%
Financial Margin	7,689	7,492	197	2.6	7,689	7,115	574	8.1
- Interest	7,406	7,144	262	3.7	7,406	6,422	984	15.3
- Non-Interest	283	348	(65)	(18.7)	283	693	(410)	(59.2)
PLL	(2,188)	(2,695)	507	(18.8)	(2,188)	(2,762)	574	(20.8)
Gross Income from Financial Intermediation	5,501	4,797	704	14.7	5,501	4,353	1,148	26.4
Income fromInsurance, Private Pension Plans and							46	8.6
Savings Bonds Operations (*)	583	484	99	20.5	583	537
Fee and Commission Income	3,124	3,125	(1)	-	3,124	2,723	401	14.7
Personnel Expenses	(2,120)	(2,081)	(39)	1.9	(2,120)	(1,852)	(268)	14.5
Other Administrative Expenses	(2,647)	(2,746)	99	(3.6)	(2,647)	(2,155)	(492)	22.8
Tax Expenses	(749)	(694)	(55)	7.9	(749)	(587)	(162)	27.6
Equity in the Earnings (Losses) of Unconsolidated
Companies	29	82	(53)	(64.6)	29	6	23	383.3
Other Operating Income/Expenses	(550)	(539)	(11)	2.0	(550)	(412)	(138)	33.5
Operating Income	3,171	2,428	743	30.6	3,171	2,613	558	21.4
Non-Operating Income	4	(62)	66	-	4	72	(68)	(94.4)
Income Tax / Social Contribution	(1,010)	(519)	(491)	94.6	(1,010)	(723)	(287)	39.7
Minority Interest	(18)	(8)	(10)	125.0	(18)	(6)	(12)	200.0
Adjusted Net Income	2,147	1,839	308	16.7	2,147	1,956	191	9.8

(*) Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums – Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims –Drawings and Redemption of Savings Bonds – Selling Expenses for Insurance Plans, Private Pension Plans and Savings Bonds.

Adjusted Net Income and Profitability

In the first quarter of 2010, Adjusted Net Income was R$2,147 million, an increase of 16.7% or R$308 million on the previous quarter. Compared with the same quarter of 2009, this increase was 9.8% or R$191 million. This growth was mainly driven by the better economic environment as of the third quarter of 2009, with lower delinquency and recovery in loan growth.

Shareholders’ Equity stood at R$43,087 million on March 31, 2010, increasing 22.0% from the previous year. The Capital Adequacy Ratio reached 16.8%, 14.3% of which under Tier I Reference Assets.

The main reasons for this result are described below in the analysis of the main income statement items, with the consolidation of the income accounts of Banco Ibi as of November 2009.

Efficiency Ratio

In March 2010, Bradesco’s Efficiency Ratio* stood at 41.2%, up 0.7 p.p. from the end of the previous quarter. The variation was basically due to other administrative and personnel expenses, which were impacted in part by the merger of Banco Ibi and lower non-interest financial margin – offset primarily by the higher revenue.

Compared to the first quarter of 2009, the 1.3 p.p. improvement was mainly due to the higher revenue from financial margin and fee and commission income, and was offset by the recording of allowances for contingencies related to civil claims and by higher personnel and administrative expenses.

* Efficiency Ratio (ER) in last twelve months = Personnel Expenses – Employee Profit Sharing (PLR) + Administrative Expenses / Financial Margin + Income from Insurance + Fee and Commission Income + Equity in the Earnings (Losses) of Unconsolidated Companies – Other Operating Expenses + Other Operating Income. If we considered the ratio between total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation) and revenue net of related taxes (not considering Claims Expenses from the Insurance Group), our Efficiency Ratio in the first quarter of 2010 would be 40.5%

Financial Margin

The increase of R$197 million between the first quarter of 2010 and the fourth quarter of 2009 was due to:

· the increase in income from interest-earning operations of R$262 million, mainly due to the higher average volume of loan operations;

offset by:

· the R$65 million reduction in non-interest income caused by the lower treasury/securities gains.

In the comparison between the first quarter of 2010 and the same period of 2009, financial margin improved by R$574 million, or 8.1%, driven by the following factors:

· the R$984 million increase in the result of interest-earning operations as a result of an increase in loans, due to the higher business volume and increased margins;

offset by:

· the decrease in non-interest income of R$410 million, basically derived from lower treasury/securities gains.

Total Loan Portfolio

In March 2010, Bradesco’s loan operations (considering sureties, guarantees, advances of credit card receivables and assignment of receivables-backed investment funds and mortgage-backed securities) totaled R$235.2 billion. This expansion of 3.1% in the quarter was due to growth of 4.8% in the Individuals portfolio, 4.2% in the SME portfolio and 0.7% in the Large Corporate portfolio.

In the comparison between the 12-month periods, the portfolio expanded by 10.4%, composed of the following growth rates: Individuals 16.7%, SMEs 14.5% and Large Corporate 1.7%.

In the Individuals segment, the products registering the strongest growth in the last twelve months were: payroll-deductible loans, credit cards and vehicle loans. In the Corporate segment, growth was led by real estate financing -corporate plans, BNDES/Finame onlending operations and working capital loans.

Allowance for Loan Losses (PLL)

In the first quarter of 2010, the balance of expenses with the allowance for loan losses fell for the third consecutive quarter, by 18.8% from the previous quarter, mainly due to the reduction in the allowance, which occurred despite the 3.1% expansion in the loan portfolio in the first quarter of 2010. Compared to the same period of 2009, expenses in the first quarter of 2010 decreased by 20.8%, demonstrating the growth, accompanied by quality, of Bradesco’s loan portfolio.

Delinquency Ratio > 90 days

The delinquency ratio for credits overdue more than 90 days decreased to 4.4% in the first quarter of 2010, benefitted by the better economic scenario and recovery in economic activity, which fueled growth in loan operations in the quarter.

Improvement was observed in all segments and we expect this trend to continue over the next few months, given the current economic scenario.

Coverage Ratio

The balance of the Allowance for Loan Losses of R$15.8 billion in March 2010 was composed of R$12.8 billion in provisions required by the Central Bank of Brazil and R$3.0 billion in additional provisions.

The graph below presents the evolution of the coverage ratio of the Allowance for Loan Losses for loans overdue more than 90 days. In March 2010, the ratio stood at 180.8%, the highest level in the data series and representing a very comfortable level of provisioning, especially when compared to a year earlier (152.4%).

Adjusted Results of the Insurance, Private Pension and Savings Bond Operations

Adjusted Net Income in the first quarter of 2010 was R$703 million, for Return on Average Equity of 27.9% and growth of 16.8% from Adjusted Net Income in the fourth quarter of 2009 of R$602 million.

Compared to the same quarter of 2009, Adjusted Net Income increased by 8.2%.

(1) Excludes additional provisions.

	R$ million (except w hen otherw ise indicated)
	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08	Variation %
									1Q10 x 4Q09	1Q10 x 1Q09
Adjusted Net Income	703	602	607	638	650	550	629	723	16.8	8.2
Insurance Written Premiums, Private Pension Plan	7,196	8,040	6,685	6,094	5,514	6,204	5,822	5,756	(10.5)	30.5
Contributions and Savings Bonds Income (*)
Technical Provisions	77,685	75,572	71,400	68,828	66,673	64,587	62,888	62,068	2.8	16.5
Financial Assets	86,928	83,733	79,875	76,451	73,059	71,309	73,059	70,795	3.8	19.0
Claims Ratio	73.3	74.3	77.2	73.3	73.7	78.0	72.4	73.1	(1.3)	(0.5)
Combined Ratio	85.2	85.3	88.9	85.5	86.2	89.7	84.4	84.9	(0.1)	(1.2)
Policyholders / Participants and Clients (in thousands)	33,768	30,822	30,339	29,178	28,590	27,482	26,858	26,042	9.6	18.1
Market Share fromPremiums fromInsurance, Private
Pension Plan Contribution and Income fromSavings	25.8	23.7	23.5	23.1	23.7	23.8	23.7	23.8	8.9	8.9
Bonds (**)

Note: For comparison purposes, we excluded the ratios of the first quarter of 2010 the build in Technical Provision for benefits to be granted – Remission (Health), and did not consider in the calculation of combined ratios the effects of RN 206/09, which had an effect on health revenues;
(*) Market Share – Excludes the R$345 million (health) impact of RN 206/09 (ANS), which as of January 2010 eliminated PPNG (SES), with revenue from premiums now accounted “Pro-rata temporis.” This accounting change did not affect Earned Premiums.
(**) Data as of January 2010, November 2009, August 2009, May 2009, January 2009, November 2008, July 2008 and May 2008.

In the first quarter of 2010, revenue from the Insurance Group (insurance premiums written, private pension contributions and savings bonds income) decreased by 10.5% from the previous quarter, basically reflecting the seasonality of the fourth quarter of 2009, which historically records stronger growth than the other quarters, mainly due to the high concentration of private pension plan contributions.

The 30.5% increase in production in the first quarter of 2010 compared with the same quarter a year earlier was mainly driven by growth in the products Life, PGBL and VGBL (38.6%), Auto (38.8%) and Savings Bonds (27.4%).

Adjusted Net Income in the first quarter of 2010 grew by 16.8% from the previous quarter, mainly due to the net result of: (i) the improvement of 1.0 percentage point in the claims ratio, despite the severe rain events in São Paulo state during the period; and (ii) the increase in personnel expenses as a result of the collective bargaining agreement, with the base date of January. Note that Adjusted Net Income in the fourth quarter of 2009 was impacted by: (i) expenses with the creation of a provision for insufficient contribution (PIC); and (ii) a technical provision for administrative expenses (PDA) due to the decrease in the interest rate used to calculate these reserves from 4.3% p.a. to 4% p.a.

Adjusted Net Income in the first quarter of 2010 increased by 8.2% from the first quarter of 2009, due to: (i) the revenue growth of 30.5%; (ii) the slight drop in claims, despite the intense rain events in São Paulo state; (iii) the improvement in the financial result; and offset by: (iv) the increase in administrative expenses due to the collective bargaining agreement.

In January 2010, Net Income from Bradesco’s Insurance Group accounted for 40% of net income in Brazil’s entire insurance industry and 53% of the net income from insurance companies associated with banks (Source: Insurance Superintendence – Susep).

Meanwhile, the Insurance Group’s technical provisions represented 31.8% of the insurance industry in January 2010, according to Susep and the National Supplementary Health Agency (ANS).

In terms of solvency, Grupo Bradesco de Seguros e Previdência complies with the Susep rules that took effect on January 1, 2008, and also with international standards (Solvency II). The financial leverage ratio stood at 2.7 times Shareholders’ Equity.

Fee and Commission Income

In the first quarter of 2010, Fee and Commission Income totaled R$3,124 million, remaining practically stable in relation to the previous quarter. An important factor was the increase in the credit card line, basically reflecting the impacts from the merger of Banco Ibi as of November 2009, which offset the decrease in revenue from credit and underwriting transactions in the period.

In comparison with the same quarter of 2009, the 14.7% increase was driven by the strong performance of credit card operations, the higher income from underwriting operations and the higher income from fund management due to the expansion in business volume and the client base, which grew some 5% from the previous twelve months.

Personnel Expenses

In the first quarter of 2010, the R$39 million increase from the previous quarter was composed of variations in the following components:

· “structural” - R$10 million, essentially related to the higher expenses with salaries and compulsory social charges resulting from the collective bargaining agreement for insurance workers in January 2010, the change in the Occupational Accident Insurance (SAT) rate and the merger of Banco Ibi and Odontoprev, which were offset by the higher concentration of vacations in the first quarter; and

· “non-structural” – R$29 million, basically related to the higher expenses with the provision for employee profit sharing.

In the comparison with the same quarter last year, the R$268 million increase reflects:

· the R$147 million increase in “structural” expenses related primarily to the higher expenses with salaries, social charges and benefits, which were mainly impacted by the wage increase (6% under the 2009 collective bargaining agreement) and the merger of Banco Ibi; and

· the R$121 million increase in "non-structural expenses”, which was basically due to higher expenses with the provision for employee profit sharing and higher provisions for labor claims.

Note: Structural Expenses = Salaries + Compulsory Social Charges + Benefits + Private Pension.
Non-Structural Expenses = Employee Profit Sharing (PLR) + Training + Labor Provision + Severance Expenses.

Administrative Expenses

Administrative Expenses fell 3.6% from the fourth quarter of 2009, mainly explained by the lower advertising and marketing expenses due to seasonality, which was partially offset by higher expenses with outsourced services.

In comparison with the first quarter of 2009, the 22.8% increase basically reflects the expansion in the Customer Service Network, the higher business volume, the expansion in the client base and the impact of the Banco Ibi merger.

Tax Expenses

Tax expenses in the first quarter of 2010 increased by R$55 million from the prior quarter, basically due to the growth in taxable revenue, especially financial margin.

In comparison with the same period of the previous year, the increase of 27.6% or R$162 million was primarily driven by the higher expenses with PIS/Cofins taxes due to the higher taxable revenue from financial margin and fee and commission income in the period.

Other Operating Income and Expenses

In the first quarter of 2010, other operating expenses, net of other operating income, increased by R$11 million on the previous quarter, primarily due to: (i) higher expenses with the provision for civil contingencies; (ii) higher expenses with goodwill amortization; and offset by (iii) lower expenses with sundry losses.

Compared with the same quarter of 2009, the R$138 million increase in other operating expenses net of other operating income basically reflects: (i) higher expenses with provisions for civil contingencies; (ii) higher expenses with goodwill amortization; and (iii) higher expenses with sundry losses.

Income Tax and Social Contribution

The R$491 million contraction in the first quarter of 2010 from the previous quarter is basically explained by the increase in taxable income.

In comparison with the first quarter of 2009, income tax and social contribution rose by 39.7%, due to the higher operating income in the first quarter of 2010.

Tax credits from prior periods, which resulted from the increase in the CSLL tax rate to 15%, are recorded in the book financial statements up to the limit of corresponding consolidated tax liabilities. The balance of unused tax credits is R$736 million. Further details can be found in Note 34 to the Financial Statements.

Unrealized Gains

Unrealized gains totaled R$10,911 million in the first quarter of 2010, up R$788 million from the previous quarter. The variation was mainly represented by: (i) gains on investments, in particularly from our remaining interest in Cielo; and (ii) the increase in unrealized gains in the held-to-maturity securities portfolio.

Economic Scenario

The recovery in the world economy continues to advance, despite the more pessimistic predictions. The performance of the U.S. economy, in particular, has been quite surprising, and, combined with robust growth in the developing world, has led to recovery in production, trade and employment levels worldwide. Asia and Latin America continue to lead the recovery among emerging markets, led by China and Brazil. Meanwhile, Europe, through Germany and France, is showing signs of recovery, while more fiscally vulnerable countries, like Greece, Portugal, Spain, Ireland and the United Kingdom, will have to make important adjustments to their economies to address the high public-sector deficits, which should lead to slower growth in the region in the medium term. However, fiscal imbalances will remain on the radar for several quarters, however, these issue should not prevent the slow (albeit consistent and sustainable) recovery in the world economy.

Brazil remains a highlight in the global economy, demonstrating an unmatched capacity to respond to the crisis, and is now benefitting from internal growth dynamics, with the economic recovery expanding to include all sectors, even those not directly benefitted by government incentives. This dynamic is rooted in the strong job market and income growth, which has led to strong growth in investment in the industrial sector and one of the highest diffusion rates in recent history. The 31.4% increase in capital goods production since the onset of the recovery in March last year shows the extent to which Brazilian companies are preparing for this strong cycle of demand growth. Despite the growth in investment, capacity utilization has increased rapidly, generating increased inflationary pressures in the industrial sector and for consumers.

In view of these indicators and the prospects for the favorable scenario remaining in place, we have revised our forecast for Brazil GDP growth in 2010 to 6.4%. Annual inflation in 2010, which should reach 8.0% for the IGP-M reading and 5.5% for the IPCA reading, is expected to lead the Central Bank to concentrate its hikes in the Selic basic interest rate somewhat more than in our previous forecast, with a cumulative hike of 2.25 p.p. in three meetings and continuing the tightening cycle into 2011, taking the Selic rate to 12.25%. In spite of the higher interest rates, the outlook for growth in employment and income levels, as well as for output in the industrial, agricultural and services sectors, remains extremely favorable.

Main Economic Indicators

Main Indicators (%)	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08
Interbank Deposit Certificate (CDI)	2.02	2.12	2.18	2.37	2.89	3.32	3.21	2.74
Ibovespa	2.60	11.49	19.53	25.75	8.99	(24.20)	(23.80)	6.64
USD – Commercial Rate	2.29	(2.08)	(8.89)	(15.70)	(0.93)	22.08	20.25	(8.99)
General Price Index - Market (IGP-M)	2.77	(0.11)	(0.37)	(0.32)	(0.92)	1.23	1.54	4.34
CPI (IPCA – IBGE)	2.06	1.06	0.63	1.32	1.23	1.09	1.07	2.09
Federal Government Long-Term Interest Rate (TJLP)	1.48	1.48	1.48	1.54	1.54	1.54	1.54	1.54
Reference Interest Rate (TR)	0.08	0.05	0.12	0.16	0.37	0.63	0.55	0.28
Savings Accounts	1.59	1.56	1.63	1.67	1.89	2.15	2.06	1.80
Business Days (number)	61	63	65	61	61	65	66	62
Indicators (Closing Rate)	Mar10	Dec09	Sep09	Jun09	Mar09	Dec08	Sep08	Jun08
USD – Commercial Selling Rate – (R$)	1.7810	1.7412	1.7781	1.9516	2.3152	2.3370	1.9143	1.5919
Euro – (R$)	2.4076	2.5073	2.6011	2.7399	3.0783	3.2382	2.6931	2.5063
Country Risk (points)	185	192	234	284	425	428	331	228
Selic – Basic Interest Rate (Copom) (% p. a.)	8.75	8.75	8.75	9.25	11.25	13.75	13.75	12.25
BM&F Fixed Rate 1 year (% p.a.)	10.85	10.46	9.65	9.23	9.79	12.17	14.43	14.45

Projections through 2012

%	2010	2011	2012
USD - Commercial Rate (year-end) - R$	1.90	1.95	2.00
Extended Consumer Price Index (IPCA)	5.50	4.70	4.50
General Price Index - Market (IGP-M)	8.00	4.85	4.50
Selic (year-end)	11.00	12.25	10.75
Gross Domestic Product (GDP)	6.40	4.30	4.40

Guidance

Bradesco’s Outlook for 2010

This guidance contains forward-looking statements that are subject to risks and uncertainties, since they are based on Management’s expectations and assumptions and on the information available to the market as of the present date.

Loan Portfolio	21 to 25%
Individuals	16 to 20%
Corporate	25 to 29%
SMEs	28 to 32%
Large Corporates	22 to 26%
Products
Vehicles	10 to 14%
Cards	9 to 13%
Real Estate Financing (origination)	R$6.5 bi
Payroll Deductible Loans	32 to 36%
Financial Margin(1)	14 to 18%
Fee and Commission Income	7 to 11%
Operating Expenses (2)	9 to 13%
Insurance Premiums	10 to 12%

(1) Under the current criterion, guidance for Financial Margin; and
(2) Administrative and Personnel Expenses.

Statement of Income – Book vs. Managerial vs. Adjusted

Analytical Breakdown of Statement of Book vs. Managerial Income vs. Adjusted

First quarter of 2010

	R$ million
	1Q10
	Accounting Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Effects (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	8,002	(105)	35	(60)	(240)	-	-	-	57	7,689	-	7,689
PLL	(2,159)	-	-	-	70	(99)	-	-	-	(2,188)	-	(2,188)
Gross Income from Financial Intermediation	5,843	(105)	35	(60)	(170)	(99)	-	-	57	5,501	-	5,501
Income from Insurance, Private Pension Plans and
Savings Bonds Operations (*)	583	-	-	-	-	-	-	-	-	583	-	583
Fee and Commission Income	3,080	-	-	-	-	-	44	-	-	3,124	-	3,124
Personnel Expenses	(2,120)	-	-	-	-	-	-	-	-	(2,120)	-	(2,120)
Other Administrative Expenses	(2,564)	-	-	-	-	-	-	(83)	-	(2,647)	-	(2,647)
Tax Expenses	(743)	-	-	-	-	-	-	-	(6)	(749)	-	(749)
Equity in the Earnings (Losses) of Unconsolidated
Companies	29	-	-	-	-	-	-	-	-	29	-	29
Other Operating Income/Expenses	(1,322)	105	(35)	60	170		(44)	83	-	(983)	433	(550)
Operating Income	2,786	-	-	-	-	(99)	-	-	51	2,738	433	3,171
Non-Operating Income	(95)	-	-	-	-	99	-	-	-	4	-	4
Income Tax / Social Contribution and Minority Interest	(588)	-	-	-		-	-	-	(51)	(639)	(389)	(1,028)
Net Income	2,103	-	-	-	-	-	-	-	-	2,103	44	2,147

(1) Commission Expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;
(2) Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(3) Interest Income/Expenses from the Financial Segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(4) Revenue from Loan Recovery classified under the item “Financial Margin”; Expenses with Discounts Granted classified under the item “Other Operating Revenues/Expenses” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “PDD Expenses - Allowance for Loan Losses”;
(5) Losses from the Sale of Foreclosed Assets – BNDU classified under the item “Non-Operating Income”, were reclassified to the item “PDD Expenses - Allowance for Loan Losses”;
(6) Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Revenues/Expenses” were reclassified to the item “Fee and Commission Income”;
(7) Credit Card Operations Interchange Expenses classified under the item “Other Operating Revenues/Expenses” were reclassified to the item “Other Administrative Expenses”;
(8) The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9) For more information see page 8 of this chapter.
(*) Result of Insurance, Private Pension and Savings Bonds Operations = Insurance, Private Pension and Savings Bond Retained Premiums – Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

Fourth quarter of 2009

	R$ million
	4Q09
	Accounting Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Effects (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	8,098	(116)	119	(155)	(372)	-	-	-	(106)	7,468	24	7,492
PLL	(2,730)	-	-	-	159	(124)	-	-	-	(2,695)	-	(2,695)
Gross Income from Financial Intermediation	5,368	(116)	119	(155)	(213)	(124)	-	-	(106)	4,773	24	4,797
Income from Insurance, Private Pension Plans and
Savings Bonds Operations (*)	484	-	-	-	-	-	-	-	-	484	-	484
Fee and Commission Income	3,094	-	-	-	-	-	31	-	-	3,125	-	3,125
Personnel Expenses	(2,081)	-	-	-	-	-	-	-	-	(2,081)	-	(2,081)
Other Administrative Expenses	(2,674)	-	-	-	-	-	-	(72)	-	(2,746)	-	(2,746)
Tax Expenses	(708)	-	-	-	-	-	-	-	14	(694)	-	(694)
Equity in the Earnings (Losses) of Unconsolidated
Companies	142	-	-	-	-	-	-	-	-	142	(60)	82
Other Operating Income/Expenses	(734)	116	(119)	155	213	-	(31)	72	-	(328)	(211)	(539)
Operating Income	2,891	-	-	-	-	(124)	-	-	(92)	2,675	(247)	2,428
Non-Operating Income	(133)	-	-	-	-	124	-	-	-	(9)	(53)	(62)
Income Tax / Social Contribution and Minority Interest	(577)	-	-	-		-	-	-	92	(485)	(42)	(527)
Net Income	2,181	-	-	-	-	-	-	-	-	2,181	(342)	1,839

(1) Commission Expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;
(2) Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(3) Interest Income/Expenses from the Financial Segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(4) Revenue from Loan Recovery classified under the item “Financial Margin”; Expenses with Discounts Granted classified under the item “Other Operating Revenues/Expenses” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “PDD Expenses - Allowance for Loan Losses”;
(5) Losses from the Sale of Foreclosed Assets – BNDU classified under the item “Non-Operating Income”, were reclassified to the item “PDD Expenses - Allowance for Loan Losses”;
(6) Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Revenues/Expenses” were reclassified to the item “Fee and Commission Income”;
(7) Credit Card Operations Interchange Expenses classified under the item “Other Operating Revenues/Expenses” were reclassified to the item “Other Administrative Expenses”;
(8) The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9) For more information see page 8 of this chapter.
(*) Result of Insurance, Private Pension and Savings Bonds Operations = Insurance, Private Pension and Savings Bond Retained Premiums – Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

First quarter of 2009

	R$ million
	1Q09
	Accounting Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Effects (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	7,752	(124)	25	(195)	(252)	-	-	-	(91)	7,115	-	7,115
PLL	(2,920)	-	-	-	(19)	-	-	-	-	(2,939)	177	(2,762)
Gross Income from Financial Intermediation	4,832	(124)	25	(195)	(271)	-	-	-	(91)	4,176	177	4,353
Income from Insurance, Private Pension Plans and
Savings Bonds Operations (*)	537	-	-	-	-	-	-	-	-	537	-	537
Fee and Commission Income	2,750	-	-	-	-	(61)	34	-	-	2,723	-	2,723
Personnel Expenses	(1,852)	-	-	-	-	-	-	-	-	(1,852)	-	(1,852)
Other Administrative Expenses	(2,158)	-	-	-	-	61	-	(58)	-	(2,155)	-	(2,155)
Tax Expenses	(597)	-	-	-	-	-	-	-	10	(587)	-	(587)
Equity in the Earnings (Losses) of Unconsolidated
Companies	6	-	-	-	-	-	-	-	-	6	-	6
Other Operating Income/Expenses	(1,066)	124	(25)	195	160	-	(34)	58	-	(588)	176	(412)
Operating Income	2,452	-	-	-	(111)	-	-	-	(81)	2,260	353	2,613
Non-Operating Income	(39)	-	-	-	111	-	-	-	-	72	-	72
Income Tax / Social Contribution and Minority Interest	(690)	-	-	-		-	-	-	81	(609)	(120)	(729)
Net Income	1,723	-	-	-	-	-	-	-	-	1,723	233	1,956

(1) Commission Expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;
(2) Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(3) Interest Income/Expenses from the Financial Segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(4) Revenue from Loan Recovery classified under the item “Financial Margin”; Expenses with Discounts Granted classified under the item “Other Operating Revenues/Expenses” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin”; and losses from the Sale of Foreclosed Assets – BNDU classified under the item “Non-Operating Income”, were reclassified to the item “PDD Expenses - Allowance for Loan Losses”;
(5) Outsourced services expenses classified under item “Other Administrative Expenses” were reclassified to item “Fee and Commission Income”
(6) Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Revenues/Expenses” were reclassified to the item “Fee and Commission Income”;
(7) Credit Card Operations Interchange Expenses classified under the item “Other Operating Revenues/Expenses” were reclassified to the item “Other Administrative Expenses”;
(8) The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9) For more information see page 8 of this chapter.
(*) Result of Insurance, Private Pension and Savings Bonds Operations = Insurance, Private Pension and Savings Bond Retained Premiums – Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.